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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

CAPITAL RESERVE CORPORATION
Exact name of registrant as specified in charter

0000707674
Registrant CIK Number

Exhibits 99.1 and 99.2 to Amendment No. 1 to Annual Report on Form 10-KSB for period ended December 31, 2000
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

000-17232
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of _Calgary___, Province of Alberta, on April 8, 2002.

____
(Registrant)

By: JACQUELINE DANFORTH, PRESIDENT
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________________, 20_____, that the information set forth in this statement is true and

By: ____
(Name)

____
(Title)

complete.

EXHIBIT 99.1
TO AMENDMENT NO. 1 TO
CAPITAL RESERVE COPORATION'S
ANNUAL REPORT ON FORM 10-KSB
FOR THE PERIOD ENDED
DECEMBER 31, 2000

Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

LETTER OF CONSENT

March 9, 2000

Project 1004531

Mr. Desmond Smith
Stone Canyon Resources Ltd.
335 - 25th Street S.E.
Calgary, Alberta
T2A 7H8

Dear Sir:

Re: Stone Canyon Resources Ltd.
Reserve Appraisal and Economic Analysis
of Chestermere, Alberta
Effective January 1, 1999

Gilbert Laustsen Jung Associates Ltd. has prepared the subject evaluation for Stone Canyon Resources Ltd., dated December 17, 1999 (the "Report"), a copy of which was supplied for your review.

We hereby confirm that we prepared the subject evaluation in accordance with the methodology outlined in the Report as of the effective date thereof. To the best of our knowledge, we have no reason to believe that our findings and conclusions in the subject evaluation are other than as set out therein. We also consent to the Report being used for financing and property transaction purposes.

Yours very truly,

GILBERT LAUSTSEN JUNG
ASSOCIATES LTD.

Jodi L. Anhorn, M.Sc., P. Eng.

JLA/memd

Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

December 17, 1999

Project 1004531

Mr. Desmond Smith
Stone Canyon Resources Ltd.
210, 214 - 11th Avenue S.E.
Calgary, Alberta
T2G 0X8

Dear Sir:

Re: Chestermere, Alberta
Reserve Appraisal and Economic Analysis
Effective January 1, 1999

In accordance with your request, Gilbert Laustsen Jung Associates Ltd. has prepared a reserve appraisal and economic evaluation of Stone Canyon Resources Ltd. interests in the Chestermere property area. The effective date of the reserve estimates and revenue forecasts is January 1, 1999. Revenue forecasts have been prepared using GLJ (2000-01) base pricing and cost escalations.

It should be noted that a detailed review of the Chestermere property has not been conducted since our January 1, 1999 evaluation. The reserve assignments and other pertinent technical and economic assumptions made in our January 1, 1999 report remain unchanged for the purpose of the enclosed economic analysis.

Pertinent information such as well data, historical production, the extent of ownership, royalty burdens, product prices, operating costs, capital expenditure forecasts and all other factual data which was supplied by Stone Canyon Resources Ltd., and the operator of the property Piñon Oil & Gas Ltd., has been accepted as represented.

It is trusted that the enclosed analysis meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GILBERT LAUSTSEN JUNG
ASSOCIATES LTD.

Jodi L. Anhorn, M.Sc., P. Eng.

JLA/memd
Attachments

SUMMARY OF RESERVES AND REVENUES

STONE CANYON RESOURCES LTD.
CHESTERMERE

GLJ (2000-01) BASE PRICING
EFFECTIVE DATE JANUARY 1, 1999

	Proved Producing	Total Proved	Proved plus Probable Producing	Total Proved plus Probable
MARKETABLE RESERVES				
Oil - MSTB				
Gross	408.6	531.3	502.7	645.4
Company Interest	20.4	26.6	25.1	32.3
Net After Royalty	15.3	19.9	18.9	24.2
Gas - MMCF				
Gross	8605	11055	9995	12787
Company Interest	430	553	500	639
Net After Royalty	355	455	412	527
Natural Gas Liquids - MSTB				
Gross	248.9	122.3	289.1	140.0
Company Interest	12.4	6.1	14.5	7.0
Net After Royalty	10.3	5.0	11.9	5.8
Oil Equivalent - MBOE				
Gross	1518.0	1759.1	1791.3	2064.0
Company Interest	75.9	88.0	89.6	103.2
Net After Royalty	61.1	70.5	72.0	82.6
BEFORE TAX PRESENT VALUE - $M				
0.0%	913	1147	1087	1355
10.0%	599	827	678	955
12.0%	560	782	629	900
15.0%	509	722	568	827
18.0%	468	670	518	765
20.0%	444	639	489	728
25.0%	394	572	430	649
FIRST 6 YEARS BEFORE TAX CASH FLOW - $M				
1999	126	132	131	140
2000	123	227	127	264
2001	102	147	113	211
2002	86	189	100	129
2003	76	141	86	172
2004	71	106	77	132

Oil Equivalent Factors:

Oil	1.0	bbl/boe
Sales Gas	10.0	mcf/boe
Condensate	1.0	bbl/boe
Butane	1.0	bbl/boe
Propane	1.0	bbl/boe

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Project 1004531
Run date 1999-12-15


CHESTERMERE
GROSS LEASE OIL
25 YEAR PRODUCTION PROFILES
1000.0
500.0
100.0
50.0
10.0
5.0
1.0
0.5
0.1
GROSS OIL (BBL/CAL-DAY)
Proved Producing
Total Proved
Proved Producing Plus Probable Producing
Total Proved Plus Probable
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
YEAR
HISTORY
FORECAST
(Jan.)

CHESTERMERE
GROSS LEASE SALES GAS
25 YEAR PRODUCTION PROFILES


10.00
5.00
1.00
0.50
0.10
0.05
0.01
GROSS SALES GAS (MMCF/CAL-DAY)
Proved Producing
Total Proved
Proved Producing Plus Probable Producing
Total Proved Plus Probable
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
YEAR
HISTORY
FORECAST
(Jan.)

scaclppv.ppv

STONE CANYON RESOURCES LTD.

CHESTERMERE

PROVED CLASSES
GLJ (2000-01) BASE PRICING
EFFECTIVE DATE DATE: JANUARY 1, 1999

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Daily Production, Reserves and Present Value Summary

Entity Description	1999 Gross Lease Production Gas mcf/d	Oil bbl/d	NGL bbl/d	BOE boe/d	1999 Company Interest Production Gas mcf/d	Oil bbl/d	NGL bbl/d	BOE boe/d	Gross Lease Reserves Gas Mmcf	Oil Mstb	NGL Mstb	Sulphur Mlt	BOE Mstb	Company Interest Reserves Gas Mmcf	Oil Mstb	NGL Mstb	Sulphur Mlt	BOE Mstb	Before Income Tax Discounted Present Value M$ 0.0%	15.0%	20.0%
PROVED PRODUCING																					
RUNDLE OIL	0	200	0	200	0	10	0	10	0	408	0	0	408	0	20	0	0	20	279	189	171
RUNDLE GAS	2016	0	58	260	101	0	3	13	8605	1	249	0	1110	430	0	12	0	56	759	378	321
Other Revenue / Expenses	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-124	-58	-48
Total PROVED PRODUCING	2016	200	58	460	101	10	3	23	8605	409	249	0	1518	430	20	12	0	76	913	509	444
TOTAL PROVED																					
RUNDLE OIL	0	213	0	213	0	11	0	11	0	531	0	0	531	0	27	0	0	27	356	231	206
RUNDLE GAS	2295	0	55	285	115	0	3	14	6521	0	77	0	729	326	0	4	0	36	559	371	333
XX/08-21-23-28W4M	0	0	0	0	0	0	0	0	2464	0	25	0	271	123	0	1	0	14	166	65	50
00/06-20-23-28W4M	0	0	0	0	0	0	0	0	2070	0	21	0	228	103	0	1	0	11	175	110	97
Other Revenue / Expenses	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-110	-56	-47
Total TOTAL PROVED	2295	213	55	498	115	11	3	25	11055	531	122	0	1759	553	27	6	0	88	1147	722	639
PROVED PRODUCING PLUS PROBABLE PRODUCING																					
RUNDLE OIL	0	215	0	215	0	11	0	11	0	502	0	0	502	0	25	0	0	25	348	228	204
RUNDLE GAS	2016	0	58	260	101	0	3	13	9995	1	289	0	1289	500	0	14	0	64	887	403	337
Other Revenue / Expenses	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-148	-63	-52
Total PROVED PRODUCING PLUS PROBABLE PRODUCING	2016	215	58	475	101	11	3	24	9995	503	289	0	1791	500	25	14	0	90	1087	568	489
TOTAL PROVED PLUS PROBABLE																					
RUNDLE OIL	0	230	0	230	0	12	0	12	0	645	0	0	645	0	32	0	0	32	436	269	238
RUNDLE GAS	2380	0	57	295	119	0	3	15	7800	0	90	0	871	390	0	5	0	44	669	429	382
XX/08-21-23-28W4M	0	0	0	0	0	0	0	0	2640	0	26	0	290	132	0	1	0	15	181	60	44
00/06-20-23-28W4M	0	0	0	0	0	0	0	0	2346	0	23	0	258	117	0	1	0	13	201	130	115
Other Revenue / Expenses	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-132	-61	-51
Total TOTAL PROVED PLUS PROBABLE	2380	230	57	525	119	12	3	26	12787	645	140	0	2064	639	32	7	0	103	1355	827	728

BOE FACTORS

OIL	1.00000
SLN GAS	10.00000
RES GAS	10.00000
COND	1.00000
BUTANE	1.00000
PROPANE	1.00000
ETHANE	2.60000
SULPHUR	0.00000

Summary of Well Interests and Burdens
Chestermere

Well Location	Working Interest % BPO	Working Interest % APO	Royalty Interest % BPO	Royalty Interest % APO	Lessor Royalty %	GORR Burdens % BPO	GORR Burdens % APO	Comments
00/14-16-023-28W4/0	5.00%	5.00%	-	-	100% FH			PanCanadian FH lease: 20% on oil and gas
00/06-20-023-28W4/0	5.00%	5.00%	-	-	75% FH & 25% Crown			Davidson FH lease: 15% on oil and gas.
00/04-21-023-28W4/0	5.00%	5.00%	-	-	100% FH			PanCanadian FH lease: 25% on oil, 17.5% on gas.
xx/08-21-023-28W4/0	5.00%	5.00%	-	-	100% FH			PanCanadian FH lease: 25% on oil, 17.5% on gas.
00/10-21-023-28W4/0	5.00%	5.00%	-	-	100% FH			PanCanadian FH lease: 25% on oil, 17.5% on gas.
00/12-21-023-28W4/0	5.00%	5.00%	-	-	100% FH			PanCanadian FH lease: 25% on oil, 17.5% on gas.

Notes:
GORR - Gross Overriding Royalty
BPO - Before Payout
APO - After Payout


R.29
R.28
R.27
W4M
T.24
T.23
T.22
CALGARY

LEGEND:

INTEREST LAND



STONE CANYON RESOURCES LTD.

CHESTERMERE

LAND MAP

SCALE: 1:135,000	DATE: January 1, 1999
SOURCE: 1004531/AC1M01	DRAWING: MAP-1

Table 1

Well List and Production Summary

Property: Chestermere

Last Month of Data: *Alta: 99-09* *B.C.: 99-08* *Sask: 99-07* *Man: 99-03*

	Well Location	Field Pool	Current Status	Production Dates				Last Quarter Production Statistics						Cumulative Production		
				RigRel yy-mm	First yy-mm	Last yy-mm	Inj yy-mm	Prod Days	Oil stb/cd	Gas Mcf/cd	GOR scf/stb	WGR b/MM	Water Cut %	Oil Mstb	Gas MMcf	Water Mstb
1	00/14-16-023-28W4/0	CROSSFIELD RUNDLE P	ABAND & WHIP OIL	96-04	96-08	97-07		0	0	0				14	16	14
2	00/14-16-023-28W4/2	CROSSFIELD	STANDING	97-09				0	0	0				0	0	0
3	00/06-20-023-28W4/0	CROSSFIELD UNDEFINED POOL	GAS	96-09	96-11	96-11		0	0	0				0	0	0
4	00/04-21-023-28W4/0	CROSSFIELD RUNDLE P	PUMPING OIL	95-09	95-10	99-08		37	4	6	1577	359	36.2	41	28	2
5	00/10-21-023-28W4/0	CROSSFIELD RUNDLE P	FLOWING OIL	95-05	95-06	99-08		37	62	562	9122	1	0.6	173	1790	1
6	02/10-21-023-28W4/0	CROSSFIELD	STANDING	97-09				0	0	0				0	0	0
7	00/12-21-023-28W4/0	CROSSFIELD RUNDLE Q	FLOWING OIL	95-11	95-11	99-08		24	6	270	44277	2	8.4	18	853	0
	Total								**72**	**838**				**246**	**2687**	**18**

TABLE 2

GROSS LEASE RESERVES SUMMARY

STONE CANYON RESOURCES LTD.

CHESTERMERE

PROVED CLASSES
GLJ (2000-01) BASE PRICING
EFFECTIVE DATE DATE: JANUARY 1, 1999

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Reserve Entity	Zone	Methodology	Oil (mstb) Initial Reserves	Oil (mstb) Cumulative Production	Oil (mstb) Remaining Reserves	Non-Associated Gas (mmcf) Initial Raw	Non-Associated Gas (mmcf) Cumulative Production	Non-Associated Gas (mmcf) Remaining Raw	Non-Associated Gas (mmcf) Remaining Sales	Other Remaining Marketable Reserves Sol'n Gas (mmcf)	Other Remaining Marketable Reserves Condensate (mstb)	Other Remaining Marketable Reserves LPG (mstb)	Other Remaining Marketable Reserves Sulphur (mlt)
PROVED PRODUCING													
RUNDLE OIL	RUNDLE P & Q		615	207	408	0	0	0	0	0	0	0	0
RUNDLE GAS	RUNDLE P & Q		1	0	1	12413	2169	10244	8605	0	90	159	0
Total PROVED PRODUCING			616	207	409	12413	2169	10244	8605	0	90	159	0
TOTAL PROVED													
RUNDLE OIL	RUNDLE P & Q		738	207	531	0	0	0	0	0	0	0	0
RUNDLE GAS	RUNDLE P & Q		0	0	0	9613	2169	7444	6521	0	66	11	0
XX/08-21-23-28W4M	RUNDLE P & Q GAS		0	0	0	2800	0	2800	2464	0	25	0	0
00/06-20-23-28W4M	RUNDLE UND. GAS		0	0	0	2352	0	2352	2070	0	21	0	0
Total TOTAL PROVED			738	207	531	14765	2169	12596	11055	0	111	11	0
PROVED PRODUCING PLUS PROBABLE PRODUCING													
RUNDLE OIL	RUNDLE P & Q		709	207	502	0	0	0	0	0	0	0	0
RUNDLE GAS	RUNDLE P & Q		1	0	1	14068	2169	11899	9995	0	105	184	0
Total PROVED PRODUCING PLUS PROBABLE PRODUCING			710	207	503	14068	2169	11899	9995	0	105	184	0
TOTAL PROVED PLUS PROBABLE													
RUNDLE OIL	RUNDLE P & Q		852	207	645	0	0	0	0	0	0	0	0
RUNDLE GAS	RUNDLE P & Q		0	0	0	11068	2169	8899	7800	0	78	12	0
XX/08-21-23-28W4M	RUNDLE P & Q GAS		0	0	0	3000	0	3000	2640	0	26	0	0
00/06-20-23-28W4M	RUNDLE UND. GAS		0	0	0	2666	0	2666	2346	0	23	0	0
Total TOTAL PROVED PLUS PROBABLE			852	207	645	16734	2169	14565	12787	0	128	12	0

Table 2.1
Oil Reservoir Parameters
Chestermere, Alberta
Effective Date: January 1, 1999

Reserve Entity	Zone	Methodology	Area (acres)	Net Pay (feet)	Porosity	Water Satur'n	Original Pressure (psia)	Oil Gravity	Original Solution GOR	Formation Volume Factor	Original Oil-In-Place (mstb)	Recovery Factor	Original Recoverable Reserves (mstb)	Cumulative Oil Prod'n to 99-01-01 (mstb)	Remaining Reserves (mstb)
Proved Producing															
Rundle Pool	Rundle P&Q	volumetric	443	18.3	11.5%	15.0%	2645	36	510	1.300	4,729	13.0%	615	207	408
Total Proved															
Rundle Pool	Rundle P&Q	volumetric	529	18.4	11.5%	15.0%	2645	36	510	1.300	5,678	13.0%	738	207	531
Proved + Probable Producing															
Rundle Pool	Rundle P&Q	volumetric	443	18.3	11.5%	15.0%	2645	36	510	1.300	4,729	15.0%	709	207	502
Total Proved + Probable															
Rundle Pool	Rundle P&Q	volumetric	529	18.4	11.5%	15.0%	2645	36	510	1.300	5,678	15.0%	852	207	645

Note: 1) Total Proved reserves scenario is related to Mazeppa gas pipeline construction to the south.
- Additional reserves pending successful workover of well 14-16.

2) Total Proved + Probable reserves scenario includes the following:
- Mazeppa gas pipeline construction to the south.
- Additional reserves pending successful workover of well 14-16.

The above calculated reserves may not match economic forecasts due to economic limit considerations.

Table 2.2
Gas Reservoir Parameters
Chestermere, Alberta
Effective Date: January 1, 1999

Base Pressure= 14.65 psi
Base Temperature 520 oR

Reserve Entity	Zone	Methodology	Area (acres)	Net Pay (feet)	Porosity	Water Satur'n	Resid. Oil Satur'n	Original Pressure (psia)	Reservoir Temp. (oR)	Zi	Original Raw Gas In-Place (mmcf)	Recovery Factor	Original Recoverable Reserves (mmcf)	Cumulative Gas Prod'n to 99-01-01 (mmcf)	Remaining Raw Gas Reserves (mmcf)	Surface Loss	Remaining Sales Gas Reserves (mmcf)
Proved Producing																	
Rundle Gas Cap	Rundle P&Q	volumetric	753	27.2	12.5%	15.0%	0.0%	2645	625	0.8593	16,550	75.0%	12,413	2,169	10,243	16.0%	8,604
Total Proved																	
Rundle Gas Cap	Rundle P&Q	volumetric	753	27.2	12.5%	15.0%	0.0%	2645	625	0.8593	16,550	75.0%	12,413	2,169	10,243	16.0%	8,604
00/06-20-23-28W4	Rundle Und.	volumetric	287	15.3	12.0%	24.0%	0.0%	2688	623	0.8497	3,136	75.0%	2,352	0	2,352	12.0%	2,070
Total											**19,686**		**14,765**	**2,169**	**12,595**		**10,674**
Proved + Probable Producing																	
Rundle Gas Cap	Rundle P&Q	volumetric	753	27.2	12.5%	15.0%	0.0%	2645	625	0.8593	16,550	85.0%	14,068	2,169	11,898	16.0%	9,995
Total Proved + Probable																	
Rundle Gas Cap	Rundle P&Q	volumetric	753	27.2	12.5%	15.0%	0.0%	2645	625	0.8593	16,550	85.0%	14,068	2,169	11,898	12.0%	10,470
00/06-20-23-28W4	Rundle Und.	volumetric	287	15.3	12.0%	24.0%	0.0%	2688	623	0.8497	3,136	85.0%	2,666	0	2,666	12.0%	2,[illegible]
Total											**19,686**		**16,733**	**2,169**	**14,564**		**12,816**

Note: 1) Total Proved reserves scenario is related to Mazeppa gas pipeline construction to the south.
- Development gas well drilled near 08-21 to accelerate Rundle Gas Cap.

2) Total Proved + Probable reserves scenario includes the following:
- Mazeppa gas pipeline construction to the south.
- Development gas well drilled near 08-21 to accelerate Rundle Gas Cap.

The above calculated reserves may not match economic forecasts due to economic limit considerations.

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TABLE 3
STONE CANYON RESOURCES LTD.

CHESTERMERE

PROVED CLASSES
GLJ (2000-01) BASE PRICING
EFFECTIVE DATE DATE: JANUARY 1, 1999

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DAILY GROSS LEASE OIL PRODUCTION (BBL)

Entity Description	Zone	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Subtotal (MSTB)	Remainder (MSTB)	Total (MSTB)
PROVED PRODUCING																								
RUNDLE OIL	RUNDLE P & Q	200	200	176	136	105	81	63	49	38	29	22	17	1	.	.	.	.	.	.	.	408	.	408
RUNDLE GAS	RUNDLE P & Q	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	1	.	1
Total PROVED PRODUCING		200	200	176	136	105	81	63	49	38	29	23	17	1	.	.	.	.	.	.	.	409	.	409
TOTAL PROVED																								
RUNDLE OIL	RUNDLE P & Q	213	250	224	178	142	113	90	72	57	46	36	29	4	.	.	.	.	.	.	.	531	.	531
RUNDLE GAS	RUNDLE P & Q	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.
XX/08-21-23-28W4M	RUNDLE P & Q GAS	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.
00/06-20-23-28W4M	RUNDLE UND. GAS	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.
Total TOTAL PROVED		213	250	224	178	142	113	90	72	57	46	36	29	4	.	.	.	.	.	.	.	531	.	531
PROVED PRODUCING PLUS PROBABLE PRODUCING																								
RUNDLE OIL	RUNDLE P & Q	215	215	215	188	143	109	83	63	48	36	28	21	12	.	.	.	.	.	.	.	502	.	502
RUNDLE GAS	RUNDLE P & Q	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	1	.	1
Total PROVED PRODUCING PLUS PROBABLE PRODUCING		215	215	215	188	143	109	83	63	48	36	28	21	12	.	.	.	.	.	.	.	503	.	503
TOTAL PROVED PLUS PROBABLE																								
RUNDLE OIL	RUNDLE P & Q	230	275	249	205	168	138	113	93	76	62	51	42	34	28	3	.	.	.	.	.	645	.	645
RUNDLE GAS	RUNDLE P & Q	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.
XX/08-21-23-28W4M	RUNDLE P & Q GAS	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.
00/06-20-23-28W4M	RUNDLE UND. GAS	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.
Total TOTAL PROVED PLUS PROBABLE		230	275	250	205	168	138	113	93	76	62	51	42	34	28	3	.	.	.	.	.	645	.	645

scaclppv.glg

TABLE 3.1
STONE CANYON RESOURCES LTD.

CHESTERMERE

PROVED CLASSES
GLJ (2000-01) BASE PRICING
EFFECTIVE DATE DATE: JANUARY 1, 1999

scaclppv

DAILY GROSS LEASE SALES GAS PRODUCTION (MCF)

Entity Description	Zone	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Subtotal (MMCF)	Remainder (MMCF)	Total (MMCF)
PROVED PRODUCING																								
RUNDLE OIL	RUNDLE P & Q	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
RUNDLE GAS	RUNDLE P & Q	2016	2016	2016	2016	2016	2016	2016	1863	1588	1354	1154	983	838	714	609	360	-	-	-	-	8605	-	8605
Total PROVED PRODUCING		2016	2016	2016	2016	2016	2016	2016	1863	1588	1354	1154	983	838	714	609	360	-	-	-	-	8605	-	8605
TOTAL PROVED																								
RUNDLE OIL	RUNDLE P & Q	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
RUNDLE GAS	RUNDLE P & Q	2295	3080	3080	2722	2115	1643	1276	992	664	-	-	-	-	-	-	-	-	-	-	-	6521	-	6521
XX/08-21-23-28W4M	RUNDLE P & Q GAS	-	-	-	1569	1241	981	776	614	485	384	304	240	158	-	-	-	-	-	-	-	2464	-	2464
00/06-20-23-28W4M	RUNDLE UND. GAS	-	1536	1161	878	664	502	380	287	217	44	-	-	-	-	-	-	-	-	-	-	2070	-	2070
Total TOTAL PROVED		2295	4616	4241	5169	4020	3126	2432	1893	1367	428	304	240	158	-	-	-	-	-	-	-	11055	-	11055
PROVED PRODUCING PLUS PROBABLE PRODUCING																								
RUNDLE OIL	RUNDLE P & Q	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
RUNDLE GAS	RUNDLE P & Q	2016	2016	2016	2016	2016	2016	2016	2016	2016	1860	1579	1341	1138	966	821	697	592	247	-	-	9995	-	9995
Total PROVED PRODUCING PLUS PROBABLE PRODUCING		2016	2016	2016	2016	2016	2016	2016	2016	2016	1860	1579	1341	1138	966	821	697	592	247	-	-	9995	-	9995
TOTAL PROVED PLUS PROBABLE																								
RUNDLE OIL	RUNDLE P & Q	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
RUNDLE GAS	RUNDLE P & Q	2380	3520	3520	3136	2478	1958	1547	1222	965	646	-	-	-	-	-	-	-	-	-	-	7800	-	7800
XX/08-21-23-28W4M	RUNDLE P & Q GAS	-	-	-	-	1581	1270	1020	819	658	529	425	341	274	220	96	-	-	-	-	-	2640	-	2640
00/06-20-23-28W4M	RUNDLE UND. GAS	-	1887	1377	1005	734	536	391	285	208	4	-	-	-	-	-	-	-	-	-	-	2346	-	2346
Total TOTAL PROVED PLUS PROBABLE		2380	5407	4897	4141	4792	3763	2958	2327	1832	1178	425	341	274	220	96	-	-	-	-	-	12787	-	12787

Table 4
Chestermere
Economic Parameters

A) Price Forecasts

GLJ (2000-01) Base Pricing

Oil Quality:	36 Deg API 0.50% Sulphur

Oil Transportation & Price Adjustment: -$2.60 /bbl vs. Edmonton Light

Gas Purchaser - Portion of gas is contracted at $2.49/GJ (wellhead) thereafter gas prices were forecast at the Average Average Spot Price.

By Product Yields:		Current Balzac Plant	Proposed Mazeppa Plant	
	Condensate -	10.0	10.0	bbl /mmcf (sales)
	Butane -	9.0	n/a	bbl /mmcf (sales)
	Propane -	10.0	n/a	bbl /mmcf (sales)
	Sales Heat Content -	1000	1040	
	Shrinkage -	16%	12%	

Note: Pipeline completion and production through Mazeppa Plant forecast October 1, 1999.

Fractionation & Transportation:		
	Condensate -	$3.50 /bbl
	Butane -	$3.00 /bbl
	Propane -	$3.00 /bbl

B) Operating Costs (1999 Dollars)

Fixed Field Costs:	Battery & Maint. -	$200,000 /yr (a)
Fixed Well Costs:	Oil Wells (pumping)	$4,000 /well/month
	Gas Wells	$2,000 /well/month
Variable Costs:	Oil -	$2.00 /bbl
	Gas -	$0.050 /mcf (sales) (operating)
	Gas - Balzac	$0.750 /mcf (sales) (custom processing)

a) Reduced with time.

C) Alberta Gas Cost Allowance

Area Designation:	Area 2	
Operating Cost Allowance:	$0.21 /mcf (sales)	
Capital Base for GCA:	$0 M	Remaining Useful Life : n/a

Note: Economics have included an estimated Corporate Effective Rate of 20% for GCA calculation

D) Alberta Royalty Tax Credit (ARTC)

Royalty rebates under the ARTC have been included.

Table 4.1
Chestermere
Capital and Development Summary
Balzac Development - Base Case

Year/Qtr	Well/Area	Zone/Pool	Development Description	Gross Lease Capital Expenditures (M$) Devel	Tang	Plant	Total
Total Proved							
1999	00/06-20-23-28W4M	Rundle Und.	Wellsite Facilities	0	67	0	67
	00/14-16-23-28W4M/2	Rundle P&Q	Workover 14-16	80	0	0	80
2001	xx/08-21-23-28W4M	Rundle P&Q (gas)	D&C, Tie-in 08-21	525	150	0	675
	TOTALS			**605**	**217**	**0**	**822**
Total Proved + Probable							
1999	00/06-20-23-28W4M	Rundle Und.	Wellsite Facilities	0	67	0	67
	00/14-16-23-28W4M/2	Rundle P&Q	Workover 14-16	80	0	0	80
2002	xx/08-21-23-28W4M	Rundle P&Q (gas)	D&C, Tie-in 08-21	525	150	0	675
	TOTALS			**605**	**217**	**0**	**822**

Company: STONE CANYON RESOURCES LTD.
Property: CHESTERMERE
Description: RUNDLE FORMATION
scac1a00

Reserve Class: PROVED
Development Class: PRODUCING
Pricing: GLJ (2000-01) BASE
Effective Date: JANUARY 1, 1999

PRODUCTION FORECAST

		Oil Production					Residue Gas Production					Condensate Production				
Year	Gross Oil Wells	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mcf	Net Yearly Mcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
1999	3	200	10	3652	2739	26.65	2016	101	36792	30353	2.99	21	1	385	318	25.75
2000	3	200	10	3652	2739	26.65	2016	101	36792	30353	2.90	21	1	385	318	25.75
2001	3	176	9	3219	2415	24.90	2016	101	36792	30353	2.65	21	1	385	318	24.00
2002	3	136	7	2488	1866	24.40	2016	101	36792	30353	2.55	21	1	385	318	23.50
2003	3	105	5	1923	1443	23.90	2016	101	36792	30353	2.55	21	1	385	318	23.00
2004	3	81	4	1487	1115	24.40	2016	101	36792	30353	2.55	21	1	385	318	23.50
2005	3	63	3	1149	862	24.90	2016	101	36792	30353	2.55	21	1	385	318	24.00
2006	3	49	2	889	667	25.15	1863	93	34003	28053	2.55	20	1	356	294	24.25
2007	3	38	2	687	516	25.65	1588	79	28982	23910	2.60	17	1	304	250	24.75
2008	3	29	1	532	399	26.15	1354	68	24702	20380	2.65	14	1	259	213	25.25
2009	3	23	1	411	309	26.65	1154	58	21055	17370	2.70	12	1	221	182	25.75
2010	3	17	1	318	239	26.90	983	49	17946	14805	2.75	10	1	188	155	26.00
Sub.	3	93	5	20408	15308	25.47	1754	88	384232	316992	2.66	18	1	4025	3321	24.49
Rem.	2	0	0	21	16	27.66	630	32	46016	37963	2.83	7	0	482	398	27.10
Tot.	3	70	3	20429	15324	25.47	1473	74	430248	354955	2.68	15	1	4507	3719	24.77

	Butane Production					Propane Production					Total NGL Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
1999	16	1	293	242	18.25	21	1	385	318	16.25	58	3	1064	878	20.24
2000	16	1	293	242	18.25	21	1	385	318	16.25	58	3	1064	878	20.24
2001	16	1	293	242	14.50	21	1	385	318	13.50	58	3	1064	878	17.58
2002	16	1	293	242	14.00	21	1	385	318	13.00	58	3	1064	878	17.08
2003	16	1	293	242	13.50	21	1	385	318	12.50	58	3	1064	878	16.58
2004	16	1	293	242	14.00	21	1	385	318	13.00	58	3	1064	878	17.08
2005	16	1	293	242	14.50	21	1	385	318	13.50	58	3	1064	878	17.58
2006	15	1	271	224	14.75	20	1	356	294	13.75	54	3	984	812	17.83
2007	13	1	231	191	15.25	17	1	304	250	14.25	46	2	838	692	18.33
2008	11	1	197	163	15.75	14	1	259	213	14.75	39	2	715	590	18.83
2009	9	0	168	139	16.25	12	1	221	182	15.25	33	2	609	502	19.33
2010	8	0	143	118	16.50	10	1	188	155	15.50	28	1	519	428	19.58
Sub.	14	1	3065	2528	15.38	18	1	4025	3321	14.18	51	3	11115	9170	18.25
Rem.	5	0	367	303	17.60	7	0	482	398	16.50	18	1	1331	1098	20.64
Tot.	12	1	3432	2831	15.61	15	1	4507	3719	14.43	43	2	12446	10268	18.50

	Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
1999	258	13	4716	3617	25.20	460	23	8395	6652	27.26
2000	258	13	4716	3617	25.20	460	23	8395	6652	26.87
2001	235	12	4284	3293	23.08	436	22	7963	6328	24.66
2002	195	10	3553	2745	22.21	396	20	7232	5780	23.88
2003	164	8	2988	2321	21.29	365	18	6667	5356	23.61
2004	140	7	2551	1993	21.35	341	17	6230	5029	23.80
2005	121	6	2214	1740	21.38	323	16	5893	4776	23.95
2006	103	5	1872	1478	21.30	289	14	5273	4283	24.01
2007	84	4	1526	1207	21.63	242	12	4424	3598	24.49
2008	68	3	1246	988	21.95	204	10	3716	3026	24.97
2009	56	3	1020	811	22.28	171	9	3126	2548	25.46
2010	46	2	837	667	22.36	144	7	2632	2148	25.86
Sub.	144	7	31523	24478	22.92	319	16	69947	56177	24.96
Rem.	19	1	1352	1115	20.75	82	4	5954	4911	26.56
Tot.	113	6	32876	25592	22.83	260	13	75900	61088	25.08

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total	Net	Operating Expenses		
	Working Interest				Royalty	Company					Royalty	Revenue			
											After	After			
	Oil	Gas	NGL+Sul	Total	Interest	Total	Crown	Other	Crown	Other	Process.	Royalty	Fixed	Variable	Total
Year	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
1999	97	110	22	229	0	229	0	47	4	5	38	190	17	35	53
2000	97	107	22	226	0	226	0	47	4	5	38	188	18	36	54
2001	80	97	19	196	0	196	0	40	4	5	31	165	18	36	54
2002	61	94	18	173	0	173	0	35	4	5	25	147	18	35	53
2003	46	94	18	157	0	157	0	31	4	5	22	136	19	34	52
2004	36	94	18	148	0	148	0	29	4	5	19	129	18	33	51
2005	29	94	19	141	0	141	0	27	4	5	17	124	17	33	50
2006	22	87	18	127	0	127	0	24	4	5	15	112	16	31	47
2007	18	75	15	108	0	108	0	20	4	4	12	96	16	26	42
2008	14	65	13	93	0	93	0	17	3	4	10	82	15	23	38
2009	11	57	12	80	0	80	0	15	3	3	9	71	15	20	34
2010	9	49	10	68	0	68	0	13	2	3	7	61	14	17	31
Sub.	520	1023	203	1746	0	1746	0	344	45	55	244	1502	201	358	559
Rem.	1	130	27	158	0	158	0	28	6	7	14	144	36	43	79
Tot.	**520**	**1153**	**230**	**1904**	**0**	**1904**	**0**	**372**	**51**	**63**	**258**	**1646**	**237**	**401**	**638**
Disc	338	560	111	1008	0	1008	0	202	24	29	148	859	106	194	300

	Other Expenses			Net	Other Income				Net Capital Investment				Before Tax Cash Flow		
				Prod'n											
	Mineral	Capital	NPI	Revenue			Aband.	Oper.							
	Tax	Tax	Payment		Other	ARTC	Costs	Income	Dev.	Plant	Tang.	Total	Annual	Cum.	15% Dcf
Year	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
1999	11	0	0	126	0	0	0	126	0	0	0	0	126	126	118
2000	11	0	0	123	0	0	0	123	0	0	0	0	123	249	217
2001	10	0	0	102	0	0	0	102	0	0	0	0	102	351	289
2002	9	0	0	86	0	0	0	86	0	0	0	0	86	437	342
2003	8	0	0	76	0	0	0	76	0	0	0	0	76	513	382
2004	7	0	0	71	0	0	0	71	0	0	0	0	71	583	415
2005	7	0	0	67	0	0	0	67	0	0	0	0	67	650	442
2006	6	0	0	59	0	0	0	59	0	0	0	0	59	709	463
2007	5	0	0	49	0	0	0	49	0	0	0	0	49	758	477
2008	4	0	0	40	0	0	0	40	0	0	0	0	40	798	488
2009	4	0	0	33	0	0	0	33	0	0	0	0	33	830	496
2010	3	0	0	26	0	0	0	26	0	0	0	0	26	857	501
Sub.	86	0	0	857	0	0	0	857	0	0	0	0	857	857	501
Rem.	8	0	0	57	0	0	0	57	0	0	0	0	57	913	509
Tot.	**94**	**0**	**0**	**913**	**0**	**0**	**0**	**913**	**0**	**0**	**0**	**0**	**913**	**913**	**509**
Disc	50	0	0	509	0	0	0	509	0	0	0	0	509	509	509

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 1999					Oil Equivalents			Reserve Life Indic. (yr)		
		Gross	Working Interest	Roy/NPI Interest	Total Company	Net	BOE Factor	Company Mstb	% of Total	Reserve Life	Life Index	Half Life
Oil	Mstb	409	20	0	20	15	1.000	20	27	16	5.6	2.9
Residue Gas	Mmcf	8605	430	0	430	355	10.000	43	57	16	11.7	5.8
Condensate	Mstb	90	5	0	5	4	1.000	5	6	16	11.7	5.8
Butane	Mstb	69	3	0	3	3	1.000	3	5	16	11.7	5.8
Propane	Mstb	90	5	0	5	4	1.000	5	6	16	11.7	5.8
Total NGL	Mstb	249	12	0	12	10	1.000	12	16	16	11.7	5.8
Total Oil+NGL	Mstb	658	33	0	33	26	1.000	33	43	16	7.0	3.8
Total Oil Eq.	Mstb	1518	76	0	76	61		76	100	16	9.0	4.9

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values							Net Revenue After Royalties			
		Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	15% Disc M$	% of Total
Oil	$/Stb	29.25	-2.60	26.65	6.66	6.81	1.18	11.99	390	24	253	29
Residue Gas	$/Mcf	2.80	0.19	2.99	0.52	0.64	0.17	1.66	1046	64	506	59
Condensate	$/Stb	29.25	-3.50	25.75	4.51	5.48	0.46	15.30	101	6	48	6
Butane	$/Stb	21.25	-3.00	18.25	3.19	3.89	1.04	10.13	49	3	23	3
Propane	$/Stb	19.25	-3.00	16.25	2.84	3.46	0.93	9.02	59	4	28	3
Total NGL	$/Stb	23.42	-3.18	20.24	3.54	4.31	0.79	11.60	209	13	100	12
Total Oil+NGL	$/Stb	27.93	-2.73	25.20	5.96	6.25	1.09	11.91	599	36	353	41
Total Oil Eq.	$/BOE	27.96	-0.70	27.26	5.64	6.30	1.36	13.96	1646	100	859	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)	Initial	Average
Working Interest	5.0000	5.0000
Capital Interest	5.0000	5.0000
Royalty Interest	0.0000	0.0000
Crown Royalty	0.0000	0.0000
Non-crown Royalty	20.6875	19.5469
Mineral Tax	4.9922	4.9345
NPI Payment	0.0000	0.0000

Disc. Rate %	Net Present Value Before Income Tax				
	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	913	913	0	913	12.03
10.0	599	599	0	599	7.89
12.0	560	560	0	560	7.37
15.0	509	509	0	509	6.71
18.0	468	468	0	468	6.16
20.0	444	444	0	444	5.85
25.0	394	394	0	394	5.19

Project.......1004531
File............scac1a00
Run date....1999-12-15
Evaluator...J. ANHORN

Company: STONE CANYON RESOURCES LTD.
Property: CHESTERMERE
Description: RUNDLE FORMATION
scac1c00

Reserve Class: PROVED
Development Class: TOTAL
Pricing: GLJ (2000-01) BASE
Effective Date: JANUARY 1, 1999

PRODUCTION FORECAST

	Gross Wells		Oil Production					Residue Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mcf	Net Yearly Mcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
1999	4	0	213	11	3889	2917	26.65	2295	115	41884	34554	3.02	24	1	434	358	25.75
2000	4	1	250	13	4564	3423	26.65	4616	231	84234	69224	3.02	46	2	842	690	25.75
2001	4	1	224	11	4084	3063	24.90	4241	212	77404	63693	2.76	42	2	774	635	24.00
2002	4	2	178	9	3255	2442	24.40	5169	258	94334	77728	2.65	52	3	943	776	23.50
2003	4	2	142	7	2595	1946	23.90	4020	201	73356	60451	2.65	40	2	734	603	23.00
2004	4	2	113	6	2069	1552	24.40	3126	156	57056	47025	2.65	31	2	571	469	23.50
2005	4	2	90	5	1649	1237	24.90	2432	122	44387	36617	2.65	24	1	444	365	24.00
2006	4	2	72	4	1315	986	25.15	1893	95	34539	28532	2.65	19	1	345	284	24.25
2007	4	2	57	3	1048	786	25.65	1367	68	24940	20633	2.70	14	1	249	205	24.75
2008	2	2	46	2	834	626	26.15	428	21	7813	6461	2.76	4	0	78	64	25.25
2009	2	1	36	2	665	499	26.65	304	15	5540	4570	2.81	3	0	55	46	25.75
2010	2	1	29	1	530	397	26.90	240	12	4381	3614	2.86	2	0	44	36	26.00
Sub.	3	2	121	6	26497	19874	25.43	2511	126	549868	453102	2.76	25	1	5513	4532	24.24
Rem.	2	1	5	0	70	52	27.40	194	10	2878	2374	2.91	2	0	29	24	26.50
Tot.	3	1	114	6	26566	19926	25.43	2364	118	552746	455476	2.76	24	1	5542	4555	24.25

	Butane Production					Propane Production					Total NGL Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
1999	13	1	246	203	18.25	18	1	325	268	16.25	55	3	1005	829	20.84
2000	0	0	0	0	0.00	0	0	0	0	0.00	46	2	842	690	25.75
2001	0	0	0	0	0.00	0	0	0	0	0.00	42	2	774	635	24.00
2002	0	0	0	0	0.00	0	0	0	0	0.00	52	3	943	776	23.50
2003	0	0	0	0	0.00	0	0	0	0	0.00	40	2	734	603	23.00
2004	0	0	0	0	0.00	0	0	0	0	0.00	31	2	571	469	23.50
2005	0	0	0	0	0.00	0	0	0	0	0.00	24	1	444	365	24.00
2006	0	0	0	0	0.00	0	0	0	0	0.00	19	1	345	284	24.25
2007	0	0	0	0	0.00	0	0	0	0	0.00	14	1	249	205	24.75
2008	0	0	0	0	0.00	0	0	0	0	0.00	4	0	78	64	25.25
2009	0	0	0	0	0.00	0	0	0	0	0.00	3	0	55	46	25.75
2010	0	0	0	0	0.00	0	0	0	0	0.00	2	0	44	36	26.00
Sub.	1	0	246	203	18.25	1	0	325	268	16.25	28	1	6085	5003	23.57
Rem.	0	0	0	0	0.00	0	0	0	0	0.00	2	0	29	24	26.50
Tot.	1	0	246	203	18.25	1	0	325	268	16.25	26	1	6114	5027	23.58

	Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
1999	268	13	4894	3746	25.46	498	25	9083	7202	27.64
2000	296	15	5407	4113	26.51	758	38	13830	11036	28.73
2001	266	13	4858	3698	24.76	690	35	12598	10067	26.48
2002	230	12	4199	3217	24.20	747	37	13632	10990	25.80
2003	182	9	3328	2550	23.70	584	29	10664	8595	25.64
2004	145	7	2639	2021	24.21	457	23	8345	6723	25.79
2005	115	6	2093	1602	24.71	358	18	6532	5264	25.94
2006	91	5	1660	1270	24.96	280	14	5114	4123	26.01
2007	71	4	1298	991	25.48	208	10	3792	3055	26.51
2008	50	2	912	690	26.07	93	5	1693	1336	26.76
2009	39	2	720	544	26.58	70	3	1274	1001	27.23
2010	31	2	574	434	26.83	55	3	1012	795	27.60
Sub.	149	7	32582	24877	25.08	400	20	87569	70187	26.65
Rem.	7	0	98	76	27.14	26	1	386	313	28.61
Tot.	140	7	32680	24953	25.08	376	19	87955	70501	26.65

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Total									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	M$	M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
1999	104	126	21	251	0	251	0	52	4	5	42	209	19	39	58
2000	122	254	22	397	0	397	6	73	9	9	61	336	21	69	90
2001	102	213	19	334	0	334	5	62	8	9	50	284	22	64	86
2002	79	250	22	352	0	352	3	65	10	11	47	305	23	75	99
2003	62	195	17	273	0	273	2	50	8	9	36	237	24	60	83
2004	50	151	13	215	0	215	2	40	6	7	28	187	23	47	70
2005	41	118	11	169	0	169	1	31	5	6	22	147	22	37	60
2006	33	92	8	133	0	133	1	25	4	4	17	116	22	30	51
2007	27	67	6	100	0	100	1	19	3	3	13	87	21	22	43
2008	22	22	2	45	0	45	0	9	1	1	8	38	14	8	22
2009	18	16	1	35	0	35	0	7	1	1	6	29	13	6	19
2010	14	13	1	28	0	28	0	6	1	1	5	23	13	5	18
Sub.	674	1516	143	2333	0	2333	21	439	59	66	335	1998	237	462	700
Rem.	2	8	1	11	0	11	0	2	0	0	1	10	6	3	9
Tot.	**676**	**1525**	**144**	**2344**	**0**	**2344**	**21**	**441**	**59**	**67**	**337**	**2008**	**244**	**465**	**709**
Disc	422	915	89	1426	0	1426	14	269	35	39	208	1217	121	274	396

	Other Expenses			Net Prod'n Revenue	Other Income		Aband. Costs	Oper. Income	Net Capital Investment				Before Tax Cash Flow		
Year	Mineral Tax M$	Capital Tax M$	NPI Payment M$	M$	Other M$	ARTC M$	M$	M$	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	15% Dcf M$
1999	13	0	0	139	0	0	0	139	4	0	3	7	132	132	123
2000	19	0	0	226	0	0	0	227	0	0	0	0	227	358	307
2001	16	0	0	182	0	0	0	182	27	0	8	35	147	505	410
2002	17	0	0	189	0	0	0	189	0	0	0	0	189	694	526
2003	13	0	0	141	0	0	0	141	0	0	0	0	141	835	601
2004	10	0	0	106	0	0	0	106	0	0	0	0	106	941	650
2005	8	0	0	80	0	0	0	80	0	0	0	0	80	1021	682
2006	6	0	0	58	0	0	0	58	0	0	0	0	58	1079	703
2007	4	0	0	40	0	0	0	40	0	0	0	0	40	1119	715
2008	1	0	0	14	0	0	0	14	0	0	0	0	14	1133	719
2009	1	0	0	8	0	0	0	8	0	0	0	0	8	1141	721
2010	1	0	0	5	0	0	0	5	0	0	0	0	5	1146	722
Sub.	110	0	0	1188	0	1	0	1189	32	0	11	43	1146	1146	722
Rem.	0	0	0	1	0	0	0	1	0	0	0	0	1	1147	722
Tot.	**111**	**0**	**0**	**1189**	**0**	**1**	**0**	**1189**	**32**	**0**	**11**	**43**	**1147**	**1147**	**722**
Disc	69	0	0	753	0	1	0	754	23	0	9	32	722	722	722

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 1999: Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents: BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr): Reserve Life	Life Index	Half Life
Oil	Mstb	531	27	0	27	20	1.000	27	30	13	6.8	3.2
Residue Gas	Mmcf	11055	553	0	553	455	10.000	55	63	13	13.2	3.8
Condensate	Mstb	111	6	0	6	5	1.000	6	6	13	12.8	3.8
Butane	Mstb	5	0	0	0	0	1.000	0	0	1	1.0	0.5
Propane	Mstb	7	0	0	0	0	1.000	0	0	1	1.0	0.5
Total NGL	Mstb	122	6	0	6	5	1.000	6	7	13	6.1	3.5
Total Oil+NGL	Mstb	654	33	0	33	25	1.000	33	37	13	6.7	3.3
Total Oil Eq.	Mstb	1759	88	0	88	71		88	100	13	9.7	3.6

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values: Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties: Undisc M$	% of Total	15% Disc M$	% of Total
Oil	$/Stb	29.25	-2.60	26.65	6.66	6.83	1.17	11.99	507	25	316	26
Residue Gas	$/Mcf	2.80	0.22	3.02	0.53	0.64	0.17	1.68	1372	68	821	67
Condensate	$/Stb	29.25	-3.50	25.75	4.51	5.42	0.52	15.31	120	6	72	6
Butane	$/Stb	21.25	-3.00	18.25	3.19	3.84	1.04	10.17	4	0	4	0
Propane	$/Stb	19.25	-3.00	16.25	2.84	3.42	0.93	9.06	5	0	4	0
Total NGL	$/Stb	24.05	-3.22	20.84	3.65	4.39	0.78	12.03	129	6	80	7
Total Oil+NGL	$/Stb	28.18	-2.73	25.46	6.04	6.33	1.09	12.00	636	32	396	33
Total Oil Eq.	$/BOE	28.10	-0.46	27.64	5.69	6.34	1.38	14.23	2008	100	1217	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	5.0000	5.0000
Capital Interest	5.0000	5.0000
Royalty Interest	0.0000	0.0000
Crown Royalty	0.0000	0.9117
Non-crown Royalty	20.5950	18.8275
Mineral Tax	4.9897	4.7217
NPI Payment	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	1189	1189	43	1147	13.04
10.0	862	862	35	827	9.41
12.0	815	815	34	782	8.89
15.0	753	754	32	722	8.21
18.0	699	700	30	670	7.61
20.0	667	668	29	639	7.26
25.0	598	599	27	572	6.50

Project.......1004531
File............scac1c00
Run date....1999-12-16
Evaluator...J. ANHORN

Company:	STONE CANYON RESOURCES LTD.	Reserve Class:	PROVED PLUS PROBABLE
Property:	CHESTERMERE	Development Class:	PRODUCING
Description:	RUNDLE FORMATION	Pricing:	GLJ (2000-01) BASE
scac1g00		Effective Date:	JANUARY 1, 1999

PRODUCTION FORECAST

		Oil Production					Residue Gas Production					Condensate Production				
Year	Gross Oil Wells	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mcf	Net Yearly Mcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
1999	3	215	11	3926	2944	26.65	2016	101	36792	30353	2.99	21	1	385	318	25.75
2000	3	215	11	3926	2944	26.65	2016	101	36792	30353	2.90	21	1	385	318	25.75
2001	3	215	11	3926	2944	24.90	2016	101	36792	30353	2.65	21	1	385	318	24.00
2002	3	188	9	3434	2576	24.40	2016	101	36792	30353	2.55	21	1	385	318	23.50
2003	3	143	7	2612	1959	23.90	2016	101	36792	30353	2.55	21	1	385	318	23.00
2004	3	109	5	1987	1490	24.40	2016	101	36792	30353	2.55	21	1	385	318	23.50
2005	3	83	4	1511	1134	24.90	2016	101	36792	30353	2.55	21	1	385	318	24.00
2006	3	63	3	1150	862	25.15	2016	101	36792	30353	2.55	21	1	385	318	24.25
2007	3	48	2	875	656	25.65	2016	101	36792	30353	2.60	21	1	385	318	24.75
2008	3	36	2	666	499	26.15	1860	93	33939	28000	2.65	19	1	356	293	25.25
2009	3	28	1	507	380	26.65	1579	79	28816	23773	2.70	17	1	302	249	25.75
2010	3	21	1	386	289	26.90	1341	67	24466	20185	2.75	14	1	256	211	26.00
Sub.	3	114	6	24903	18679	25.38	1910	96	418350	345139	2.66	20	1	4383	3616	24.56
Rem.	2	2	0	230	173	27.46	743	37	81408	67161	2.86	8	0	853	704	27.43
Tot.	3	77	4	25133	18852	25.39	1521	76	499758	412300	2.69	16	1	5236	4319	25.03

	Butane Production					Propane Production					Total NGL Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
1999	16	1	293	242	18.25	21	1	385	318	16.25	58	3	1064	878	20.24
2000	16	1	293	242	18.25	21	1	385	318	16.25	58	3	1064	878	20.24
2001	16	1	293	242	14.50	21	1	385	318	13.50	58	3	1064	878	17.58
2002	16	1	293	242	14.00	21	1	385	318	13.00	58	3	1064	878	17.08
2003	16	1	293	242	13.50	21	1	385	318	12.50	58	3	1064	878	16.58
2004	16	1	293	242	14.00	21	1	385	318	13.00	58	3	1064	878	17.08
2005	16	1	293	242	14.50	21	1	385	318	13.50	58	3	1064	878	17.58
2006	16	1	293	242	14.75	21	1	385	318	13.75	58	3	1064	878	17.83
2007	16	1	293	242	15.25	21	1	385	318	14.25	58	3	1064	878	18.33
2008	15	1	271	223	15.75	19	1	356	293	14.75	54	3	982	810	18.83
2009	13	1	230	190	16.25	17	1	302	249	15.25	46	2	834	688	19.33
2010	11	1	195	161	16.50	14	1	256	211	15.50	39	2	708	584	19.58
Sub.	15	1	3337	2753	15.41	20	1	4383	3616	14.23	55	3	12102	9984	18.30
Rem.	6	0	649	536	17.93	8	0	853	704	16.74	22	1	2355	1943	20.94
Tot.	12	1	3986	3289	15.82	16	1	5236	4319	14.64	44	2	14457	11927	18.73

	Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
1999	273	14	4990	3822	25.28	475	24	8669	6858	27.24
2000	273	14	4990	3822	25.28	475	24	8669	6858	26.86
2001	273	14	4990	3822	23.34	475	24	8669	6858	24.68
2002	246	12	4499	3454	22.67	448	22	8178	6489	23.94
2003	201	10	3676	2837	21.78	403	20	7356	5873	23.64
2004	167	8	3051	2368	21.85	369	18	6730	5404	23.84
2005	141	7	2576	2012	21.87	343	17	6255	5047	24.01
2006	121	6	2214	1740	21.63	323	16	5893	4776	24.05
2007	106	5	1939	1534	21.63	308	15	5618	4570	24.49
2008	90	5	1647	1309	21.79	276	14	5041	4109	24.96
2009	73	4	1340	1068	22.10	231	12	4222	3445	25.44
2010	60	3	1093	873	22.16	194	10	3540	2892	25.85
Sub.	169	8	37005	28663	23.06	360	18	78840	63177	24.95
Rem.	24	1	2585	2116	21.52	98	5	10726	8832	26.86
Tot.	121	6	39590	30779	22.96	273	14	89566	72009	25.18

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens – Working Interest – Oil M$	Working Interest – Gas M$	Working Interest – NGL+Sul M$	Working Interest – Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing – Crown M$	Royalty Burdens Pre-Processing – Other M$	Gas Processing Allowance – Crown M$	Gas Processing Allowance – Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses – Fixed M$	Operating Expenses – Variable M$	Operating Expenses – Total M$
1999	105	110	22	236	0	236	0	49	4	5	40	196	17	36	53
2000	105	107	22	233	0	233	0	49	4	5	40	193	18	37	54
2001	98	97	19	214	0	214	0	45	4	5	36	178	18	37	55
2002	84	94	18	196	0	196	0	41	4	5	31	165	18	37	55
2003	62	94	18	174	0	174	0	35	4	5	26	148	19	35	54
2004	48	94	18	160	0	160	0	32	4	5	22	138	19	35	53
2005	38	94	19	150	0	150	0	29	4	5	19	131	19	34	53
2006	29	94	19	142	0	142	0	27	4	5	17	125	18	34	52
2007	22	96	20	138	0	138	0	26	5	6	16	122	17	34	51
2008	17	90	18	126	0	126	0	23	4	5	14	112	17	31	48
2009	14	78	16	107	0	107	0	20	4	4	12	96	16	27	43
2010	10	67	14	92	0	92	0	17	3	4	10	82	16	23	39
Sub.	632	1114	221	1967	0	1967	0	392	50	60	282	1686	212	398	610
Rem.	6	232	49	288	0	288	0	51	11	13	27	262	62	77	138
Tot.	**638**	**1346**	**271**	**2255**	**0**	**2255**	**0**	**443**	**60**	**74**	**308**	**1947**	**274**	**475**	**748**
Disc	401	596	118	1115	0	1115	0	225	26	31	168	947	112	212	324

Year	Other Expenses – Mineral Tax M$	Other Expenses – Capital Tax M$	Other Expenses – NPI Payment M$	Net Prod'n Revenue M$	Other Income – Other M$	Other Income – ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment – Dev. M$	Net Capital Investment – Plant M$	Net Capital Investment – Tang. M$	Net Capital Investment – Total M$	Before Tax Cash Flow – Annual M$	Before Tax Cash Flow – Cum. M$	Before Tax Cash Flow – 15% Dcf M$
1999	12	0	0	131	0	0	0	131	0	0	0	0	131	131	122
2000	12	0	0	127	0	0	0	127	0	0	0	0	127	258	225
2001	11	0	0	113	0	0	0	113	0	0	0	0	113	371	305
2002	10	0	0	100	0	0	0	100	0	0	0	0	100	471	366
2003	9	0	0	86	0	0	0	86	0	0	0	0	86	557	412
2004	8	0	0	77	0	0	0	77	0	0	0	0	77	634	448
2005	7	0	0	70	0	0	0	70	0	0	0	0	70	704	476
2006	7	0	0	66	0	0	0	66	0	0	0	0	66	770	499
2007	7	0	0	64	0	0	0	64	0	0	0	0	64	834	518
2008	6	0	0	58	0	0	0	58	0	0	0	0	58	892	534
2009	5	0	0	48	0	0	0	48	0	0	0	0	48	940	545
2010	4	0	0	39	0	0	0	39	0	0	0	0	39	978	553
Sub.	97	0	0	978	0	0	0	978	0	0	0	0	978	978	553
Rem.	15	0	0	108	0	0	0	108	0	0	0	0	108	1087	568
Tot.	**112**	**0**	**0**	**1087**	**0**	**0**	**0**	**1087**	**0**	**0**	**0**	**0**	**1087**	**1087**	**568**
Disc	55	0	0	568	0	0	0	568	0	0	0	0	568	568	568

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 1999: Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents: BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr): Reserve Life	Life Index	Half Life
Oil	Mstb	503	25	0	25	19	1.000	25	28	18	6.4	3.2
Residue Gas	Mmcf	9995	500	0	500	412	10.000	50	56	18	13.6	6.8
Condensate	Mstb	105	5	0	5	4	1.000	5	6	18	13.6	6.8
Butane	Mstb	80	4	0	4	3	1.000	4	4	18	13.6	6.8
Propane	Mstb	105	5	0	5	4	1.000	5	6	18	13.6	6.8
Total NGL	Mstb	289	14	0	14	12	1.000	14	16	18	13.6	6.8
Total Oil+NGL	Mstb	792	40	0	40	31	1.000	40	44	18	7.9	4.1
Total Oil Eq.	Mstb	1791	90	0	90	72		90	100	18	10.3	5.5

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values: Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties: Undisc M$	% of Total	15% Disc M$	% of Total
Oil	$/Stb	29.25	-2.60	26.65	6.66	6.48	1.20	12.32	479	25	301	32
Residue Gas	$/Mcf	2.80	0.19	2.99	0.52	0.64	0.17	1.66	1222	63	539	57
Condensate	$/Stb	29.25	-3.50	25.75	4.51	5.48	0.46	15.30	119	6	52	5
Butane	$/Stb	21.25	-3.00	18.25	3.19	3.89	1.04	10.13	57	3	25	3
Propane	$/Stb	19.25	-3.00	16.25	2.84	3.46	0.93	9.02	70	4	30	3
Total NGL	$/Stb	23.42	-3.18	20.24	3.54	4.31	0.79	11.60	246	13	107	11
Total Oil+NGL	$/Stb	28.01	-2.72	25.28	6.00	6.01	1.11	12.16	725	37	408	43
Total Oil Eq.	$/BOE	28.00	-0.76	27.24	5.67	6.16	1.36	14.05	1947	100	947	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	5.0000	5.0000
Capital Interest	5.0000	5.0000
Royalty Interest	0.0000	0.0000
Crown Royalty	0.0000	0.0000
Non-crown Royalty	20.8208	19.6194
Mineral Tax	4.9938	4.9608
NPI Payment	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	1087	1087	0	1087	12.13
10.0	678	678	0	678	7.57
12.0	629	629	0	629	7.03
15.0	568	568	0	568	6.34
18.0	518	518	0	518	5.78
20.0	489	489	0	489	5.46
25.0	430	430	0	430	4.80

Project.......1004531
File............scac1g00
Run date....1999-12-15
Evaluator...J. ANHORN

Company:	STONE CANYON RESOURCES LTD.	Reserve Class:	PROVED PLUS PROBABLE
Property:	CHESTERMERE	Development Class:	TOTAL
Description:	RUNDLE FORMATION	Pricing:	GLJ (2000-01) BASE
scac1i00		Effective Date:	JANUARY 1, 1999

PRODUCTION FORECAST

	Gross Wells		Oil Production					Residue Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mcf	Net Yearly Mcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
1999	4	0	230	12	4199	3150	26.65	2380	119	43435	35834	3.02	25	1	450	371	25.75
2000	4	1	275	14	5021	3766	26.65	5407	270	98683	81083	3.02	54	3	987	808	25.75
2001	4	1	250	12	4555	3416	24.90	4897	245	89379	73542	2.76	49	2	894	733	24.00
2002	4	1	205	10	3737	2803	24.40	4141	207	75581	62242	2.65	41	2	756	621	23.50
2003	4	2	168	8	3066	2299	23.90	4792	240	87456	72076	2.65	48	2	875	719	23.00
2004	4	2	138	7	2515	1886	24.40	3763	188	68673	56605	2.65	38	2	687	565	23.50
2005	4	2	113	6	2063	1548	24.90	2958	148	53975	44522	2.65	30	1	540	444	24.00
2006	4	2	93	5	1693	1270	25.15	2327	116	42461	35069	2.65	23	1	425	349	24.25
2007	4	2	76	4	1389	1042	25.65	1832	92	33432	27641	2.70	18	1	334	275	24.75
2008	4	2	62	3	1140	855	26.15	1178	59	21503	17742	2.76	12	1	215	177	25.25
2009	2	1	51	3	933	700	26.65	425	21	7752	6396	2.81	4	0	78	64	25.75
2010	2	1	42	2	766	574	26.90	341	17	6228	5138	2.86	3	0	62	51	26.00
Sub.	4	1	142	7	31076	23308	25.41	2870	144	628558	517887	2.76	29	1	6301	5179	24.29
Rem.	2	1	26	1	1192	894	27.66	235	12	10769	8885	2.92	2	0	108	89	26.85
Tot.	**3**	**1**	**122**	**6**	**32268**	**24203**	**25.50**	**2414**	**121**	**639327**	**526772**	**2.76**	**24**	**1**	**6409**	**5268**	**24.33**

	Butane Production					Propane Production					Total NGL Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
1999	14	1	256	211	18.25	18	1	337	278	16.25	57	3	1042	860	20.84
2000	0	0	0	0	0.00	0	0	0	0	0.00	54	3	987	808	25.75
2001	0	0	0	0	0.00	0	0	0	0	0.00	49	2	894	733	24.00
2002	0	0	0	0	0.00	0	0	0	0	0.00	41	2	756	621	23.50
2003	0	0	0	0	0.00	0	0	0	0	0.00	48	2	875	719	23.00
2004	0	0	0	0	0.00	0	0	0	0	0.00	38	2	687	565	23.50
2005	0	0	0	0	0.00	0	0	0	0	0.00	30	1	540	444	24.00
2006	0	0	0	0	0.00	0	0	0	0	0.00	23	1	425	349	24.25
2007	0	0	0	0	0.00	0	0	0	0	0.00	18	1	334	275	24.75
2008	0	0	0	0	0.00	0	0	0	0	0.00	12	1	215	177	25.25
2009	0	0	0	0	0.00	0	0	0	0	0.00	4	0	78	64	25.75
2010	0	0	0	0	0.00	0	0	0	0	0.00	3	0	62	51	26.00
Sub.	1	0	256	211	18.25	2	0	337	278	16.25	31	2	6894	5668	23.67
Rem.	0	0	0	0	0.00	0	0	0	0	0.00	2	0	108	89	26.85
Tot.	**1**	**0**	**256**	**211**	**18.25**	**1**	**0**	**337**	**278**	**16.25**	**26**	**1**	**7001**	**5757**	**23.72**

	Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
1999	287	14	5242	4010	25.49	525	26	9585	7593	27.62
2000	329	16	6007	4574	26.50	870	43	15876	12682	28.78
2001	299	15	5449	4149	24.75	788	39	14386	11504	26.50
2002	246	12	4492	3423	24.25	660	33	12050	9647	25.67
2003	216	11	3940	3019	23.70	695	35	12686	10226	25.64
2004	175	9	3202	2451	24.21	552	28	10069	8112	25.78
2005	143	7	2603	1992	24.71	438	22	8001	6444	25.93
2006	116	6	2118	1619	24.97	349	17	6364	5126	26.00
2007	94	5	1723	1317	25.48	278	14	5067	4081	26.51
2008	74	4	1355	1032	26.01	192	10	3505	2807	26.96
2009	55	3	1011	764	26.58	98	5	1786	1404	27.23
2010	45	2	828	626	26.83	79	4	1451	1139	27.59
Sub.	173	9	37970	28976	25.10	460	23	100825	80765	26.66
Rem.	28	1	1300	983	27.59	52	3	2377	1871	28.32
Tot.	**148**	**7**	**39270**	**29959**	**25.18**	**390**	**19**	**103202**	**82637**	**26.69**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Total									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	M$	M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
1999	112	131	22	265	0	265	0	55	5	6	44	220	19	41	59
2000	134	298	25	457	0	457	8	83	10	11	70	387	21	80	101
2001	113	246	21	381	0	381	5	71	9	10	56	325	22	74	95
2002	91	200	18	309	0	309	4	58	8	9	45	265	22	63	85
2003	73	232	20	325	0	325	3	60	9	11	43	283	24	71	95
2004	61	182	16	260	0	260	2	48	7	9	34	225	24	57	81
2005	51	143	13	207	0	207	1	39	6	7	27	180	24	46	70
2006	43	113	10	165	0	165	1	31	5	5	22	144	24	37	60
2007	36	90	8	134	0	134	1	25	4	4	18	116	23	29	52
2008	30	59	5	94	0	94	0	19	2	3	13	81	21	20	41
2009	25	22	2	49	0	49	0	10	1	1	8	40	15	8	23
2010	21	18	2	40	0	40	0	9	1	1	7	33	14	7	21
Sub.	790	1735	163	2688	0	2688	24	507	68	76	388	2300	253	532	785
Rem.	33	31	3	67	0	67	0	14	1	2	11	56	31	12	43
Tot.	823	1766	166	2755	0	2755	24	522	69	78	399	2356	284	544	828
Disc	486	1022	99	1607	0	1607	16	303	39	44	237	1371	129	308	438

	Other Expenses			Net Prod'n Revenue	Other Income		Aband. Costs	Oper. Income	Net Capital Investment				Before Tax Cash Flow		
Year	Mineral Tax M$	Capital Tax M$	NPI Payment M$	M$	Other M$	ARTC M$	M$	M$	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	15% Dcf M$
1999	13	0	0	148	0	0	0	148	4	0	3	7	140	140	131
2000	22	0	0	263	0	0	0	264	0	0	0	0	264	404	344
2001	19	0	0	211	0	0	0	211	0	0	0	0	211	615	493
2002	15	0	0	165	0	0	0	165	28	0	8	36	129	744	572
2003	16	0	0	172	0	0	0	172	0	0	0	0	172	916	664
2004	13	0	0	132	0	0	0	132	0	0	0	0	132	1048	725
2005	10	0	0	100	0	0	0	100	0	0	0	0	100	1148	765
2006	8	0	0	76	0	0	0	76	0	0	0	0	76	1223	792
2007	6	0	0	58	0	0	0	58	0	0	0	0	58	1282	810
2008	4	0	0	36	0	0	0	36	0	0	0	0	36	1318	819
2009	2	0	0	15	0	0	0	15	0	0	0	0	15	1333	823
2010	1	0	0	11	0	0	0	11	0	0	0	0	11	1344	825
Sub.	129	0	0	1386	0	1	0	1387	32	0	11	43	1344	1344	825
Rem.	2	0	0	11	0	0	0	11	0	0	0	0	11	1355	827
Tot.	131	0	0	1397	0	1	0	1398	32	0	11	43	1355	1355	827
Disc	78	0	0	855	0	1	0	856	21	0	8	29	827	827	827

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 1999: Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents: BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr): Reserve Life	Life Index	Half Life
Oil	Mstb	645	32	0	32	24	1.000	32	31	15	7.7	3.6
Residue Gas	Mmcf	12787	639	0	639	527	10.000	64	62	15	14.7	4.1
Condensate	Mstb	128	6	0	6	5	1.000	6	6	15	14.3	4.1
Butane	Mstb	5	0	0	0	0	1.000	0	0	1	1.0	0.5
Propane	Mstb	7	0	0	0	0	1.000	0	0	1	1.0	0.5
Total NGL	Mstb	140	7	0	7	6	1.000	7	7	15	6.7	3.8
Total Oil+NGL	Mstb	785	39	0	39	30	1.000	39	38	15	7.5	3.7
Total Oil Eq.	Mstb	2064	103	0	103	83		103	100	15	10.8	4.0

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values: Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties: Undisc M$	% of Total	15% Disc M$	% of Total
Oil	$/Stb	29.25	-2.60	26.65	6.66	6.48	1.18	12.33	617	26	364	27
Residue Gas	$/Mcf	2.80	0.22	3.02	0.53	0.64	0.17	1.68	1590	67	918	67
Condensate	$/Stb	29.25	-3.50	25.75	4.51	5.42	0.53	15.29	140	6	80	6
Butane	$/Stb	21.25	-3.00	18.25	3.19	3.84	1.04	10.17	4	0	4	0
Propane	$/Stb	19.25	-3.00	16.25	2.84	3.42	0.93	9.06	5	0	5	0
Total NGL	$/Stb	24.05	-3.22	20.84	3.65	4.39	0.78	12.02	149	6	89	6
Total Oil+NGL	$/Stb	28.22	-2.72	25.49	6.06	6.06	1.10	12.27	766	33	453	33
Total Oil Eq.	$/BOE	28.12	-0.50	27.62	5.71	6.20	1.38	14.34	2356	100	1371	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	5.0000	5.0000
Capital Interest	5.0000	5.0000
Royalty Interest	0.0000	0.0000
Crown Royalty	0.0000	0.8875
Non-crown Royalty	20.6688	18.9334
Mineral Tax	5.0033	4.7384
NPI Payment	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	1397	1398	43	1355	13.13
10.0	987	988	33	955	9.25
12.0	930	931	31	900	8.72
15.0	855	856	29	827	8.01
18.0	791	792	27	765	7.41
20.0	753	754	26	728	7.05
25.0	672	672	23	649	6.29

Project.......1004531
File............scac1i00
Run date....1999-12-16
Evaluator...J. ANHORN

EXHIBIT 99.2
TO AMENDMENT NO. 1 TO
CAPITAL RESERVE COPORATION'S
ANNUAL REPORT ON FORM 10-KSB
FOR THE PERIOD ENDED
DECEMBER 31, 2000

Balance Sheet
For the 8 Months Ending August 31, 2000
X TOSHIBA BUILDING

	Current Period YTD	Prior Period YTD	Net Change
CURRENT ASSETS:			
BANK 1070193-24	37,610.15	26,036.09	11,574.06
ACCOUNTS RECEIVABLE	(4,477.01)	(4,477.01)	0.00
GST ITC	63,082.21	62,470.74	611.47
TOTAL CURRENT ASSETS	96,215.35	84,029.82	12,185.53
LAND	1,722,000.00	1,722,000.00	0.00
N.B.V. OF FIXED ASSETS	1,722,000.00	1,722,000.00	0.00
TOTAL ASSETS	1,818,215.35	1,806,029.82	12,185.53
LIABILITIES			
SEC DEP	85,421.92	85,421.92	0.00
GST PAYABLE	185,522.70	183,198.42	2,324.28
MORTGAGE PAY PRINCIP	1,241,519.32	1,241,519.32	0.00
TOTAL LIABILITIES	1,512,463.94	1,510,139.66	2,324.28
OWNERS EQUITY			
RETAINED EARNINGS	536,432.21	536,432.21	0.00
PAID TO OWNERS	(562,490.55)	(562,490.55)	0.00
OWNERS CONTRIBUTION	385,309.28	385,309.28	0.00
CURRENT YEAR SURPLUS (DEF)	(53,499.53)	(63,360.78)	9,861.25
TOTAL EQUITY	305,751.41	295,890.16	9,861.25
TOTAL LIABILITIES AND EQUITY	1,818,215.35	1,806,029.82	12,185.53

Income Summary
For the 8 Months Ending August 31, 2000
X TOSHIBA BUILDING

Budget Comparison to Original Budget

	CURRENT MONTH Actual	CURRENT MONTH Budget	CURRENT MONTH Variance $	YEAR TO DATE Actual	YEAR TO DATE Budget	YEAR TO DATE Variance $
RENTAL REVENUE						
COMMERICAL RENT REV	22,060.00	21,641.00	419.00	163,958.75	163,538.00	420.75
COMMERCIAL VACANCIES	0.00	(7,534.00)	7,534.00	(7,053.50)	(35,748.00)	28,694.50
RENTAL INCENTIVE	0.00	0.00	0.00	(14,107.00)	0.00	(14,107.00)
TOTAL RENTAL REVENUE	22,060.00	14,107.00	7,953.00	142,798.25	127,790.00	15,008.25
RECOVERIES						
OPERATING COST RECOVERIES	11,144.01	7,583.00	3,561.01	84,504.33	71,055.00	13,449.33
TOTAL RECOVERIES	11,144.01	7,583.00	3,561.01	84,504.33	71,055.00	13,449.33
OTHER REVENUE						
INTEREST REVENUE	71.64	0.00	71.64	698.12	0.00	698.12
TOTAL OTHER INCOME	71.64	0.00	71.64	698.12	0.00	698.12
TOTAL REVENUE	33,275.65	21,690.00	11,585.65	228,000.70	198,845.00	29,155.70
EXPENSES (RECOVERABLE)						
FIRE PREVENTION	215.00	100.00	115.00	215.00	1,100.00	(885.00)
HVAC - CONTRACT	115.00	0.00	115.00	920.00	0.00	920.00
JANITORIAL	798.00	0.00	798.00	3,990.00	0.00	3,990.00
LANDSCAPING CONTRACT	401.00	200.00	201.00	1,773.00	950.00	823.00
PREVENTIVE MAINT.	0.00	120.00	(120.00)	0.00	960.00	(960.00)
SECURITY	610.14	125.00	485.14	3,178.76	1,000.00	2,178.76
WASTE REMOVAL	120.00	120.00	0.00	960.00	960.00	0.00
SNOW REMOVAL	0.00	0.00	0.00	4,450.00	1,500.00	2,950.00
DOOR REPAIR/MAINT.	0.00	0.00	0.00	0.00	200.00	(200.00)
ELECTRICAL REPAIR	0.00	0.00	0.00	0.00	300.00	(300.00)
EXTERIOR CLEAN\MAINT	0.00	0.00	0.00	330.00	300.00	30.00
GLASS REPAIR	0.00	0.00	0.00	0.00	500.00	(500.00)
INTERIOR REPAIR	0.00	0.00	0.00	230.00	0.00	230.00
LANDSCAPING	0.00	0.00	0.00	0.00	900.00	(900.00)
LIGHTING SUPPLIES	119.70	0.00	119.70	850.21	340.00	510.21
LOT MAINTENANCE	0.00	0.00	0.00	275.00	1,035.00	(760.00)
MECHANICAL & VENT.	0.00	0.00	0.00	1,804.00	1,250.00	554.00
PLUMBING REPAIR	0.00	150.00	(150.00)	1,570.84	480.00	1,090.84
ROOF REPAIRS	0.00	0.00	0.00	272.00	500.00	(228.00)
IRRIGATION	1,424.55	0.00	1,424.55	1,529.45	225.00	1,304.45
WINDOW CLEANING	0.00	0.00	0.00	0.00	175.00	(175.00)
ELECTRICITY UNITS	2,291.44	3,325.00	(1,033.56)	14,790.28	23,800.00	(9,009.72)
WATER & SEWER	219.86	750.00	(530.14)	1,134.69	6,000.00	(4,865.31)
NATURAL GAS	651.50	770.00	(118.50)	16,034.19	14,380.00	1,654.19
INSURANCE	0.00	0.00	0.00	1,254.00	1,350.00	(96.00)
MANAGEMENT FEE	1,421.13	1,240.00	181.13	9,222.13	8,290.00	932.13
ADMINISTRATION CHARG	72.00	40.00	32.00	652.80	320.00	332.80
SALARIES MAINTENANCE	175.00	200.00	(25.00)	1,928.75	1,600.00	328.75
PROPERTY TAX	3,619.00	2,555.00	1,064.00	21,205.17	20,440.00	765.17
TELEPHONE - FAX	75.08	0.00	75.08	343.56	0.00	343.56

Income Summary
For the 8 Months Ending August 31, 2000
X TOSHIBA BUILDING

Budget Comparison to Original Budget

	CURRENT MONTH			YEAR TO DATE		
	Actual	Budget	Variance $	Actual	Budget	Variance $
JANITORIAL SUPPLIES	0.00	0.00	0.00	156.00	0.00	156.00
TOTAL RECOVERABLE EXPENSES	12,328.40	9,695.00	2,633.40	89,069.83	88,855.00	214.83
EXPENSES (NONRECOVERABLE)						
BANK SERVICE CHARGE	0.00	15.00	(15.00)	0.00	120.00	(120.00)
CAPITAL IMPROVEMENT	0.00	0.00	0.00	0.00	70,535.00	(70,535.00)
LEASING COMMISSION	0.00	0.00	0.00	98,957.40	105,802.00	(6,844.60)
LEASING EXPENCE	0.00	0.00	0.00	0.00	1,500.00	(1,500.00)
MORTGAGE PAYMENT	11,086.00	11,086.00	0.00	88,688.00	88,688.00	0.00
MISCELLANEOUS EXPEN.	0.00	0.00	0.00	300.00	0.00	300.00
PRIOR YEAR EXPENSE	0.00	0.00	0.00	4,485.00	0.00	4,485.00
TOTAL NONRECOVERABLE EXPENS	11,086.00	11,101.00	(15.00)	192,430.40	266,645.00	(74,214.60)
TOTAL EXPENSES	23,414.40	20,796.00	2,618.40	281,500.23	355,500.00	(73,999.77)
PROFIT (LOSS)	9,861.25	894.00	8,967.25	(53,499.53)	(156,655.00)	103,155.47

Balance Sheet
For the 12 Months Ending December 31, 1999
X TOSHIBA BUILDING

	Current Period YTD	Prior Period YTD	Net Change
CURRENT ASSETS:			
BANK 1070193-24	36,275.30	44,049.67	(7,774.37)
TERM DEPOSIT	35,853.35	35,772.49	80.86
ACCOUNTS RECEIVABLE	(4,477.01)	(4,477.01)	0.00
GST ITC	51,509.79	51,205.14	304.65
TOTAL CURRENT ASSETS	119,161.43	126,550.29	(7,388.86)
LAND	1,722,000.00	1,722,000.00	0.00
N.B.V. OF FIXED ASSETS	1,722,000.00	1,722,000.00	0.00
TOTAL ASSETS	1,841,161.43	1,848,550.29	(7,388.86)
LIABILITIES			
SEC DEP	62,465.71	62,465.71	0.00
GST PAYABLE	169,925.46	169,237.94	687.52
MORTGAGE PAY PRINCIP	1,241,519.32	1,241,519.32	0.00
TOTAL LIABILITIES	1,473,910.49	1,473,222.97	687.52
OWNERS EQUITY			
RETAINED EARNINGS	496,283.19	496,283.19	0.00
PAID TO OWNERS	(554,490.55)	(554,490.55)	0.00
OWNERS CONTRIBUTION	385,309.28	385,309.28	0.00
CURRENT YEAR SURPLUS (DEF)	40,149.02	48,225.40	(8,076.38)
TOTAL EQUITY	367,250.94	375,327.32	(8,076.38)
TOTAL LIABILITIES AND EQUITY	1,841,161.43	1,848,550.29	(7,388.86)

Income Summary
For the 12 Months Ending December 31, 1999
X TOSHIBA BUILDING

Budget Comparison to Original Budget

	CURRENT MONTH			YEAR TO DATE		
	Actual	Budget	Variance $	Actual	Budget	Variance $
RENTAL REVENUE						
COMMERICAL RENT REV	6,164.25	19,095.00	(12,930.75)	190,353.78	229,140.00	(38,786.22)
TOTAL RENTAL REVENUE	6,164.25	19,095.00	(12,930.75)	190,353.78	229,140.00	(38,786.22)
RECOVERIES						
OPERATING COST RECOVERIES	3,657.46	12,027.00	(8,369.54)	119,220.87	144,324.00	(25,103.13)
TOTAL RECOVERIES	3,657.46	12,027.00	(8,369.54)	119,220.87	144,324.00	(25,103.13)
OTHER REVENUE						
INTEREST REVENUE	190.19	0.00	190.19	2,078.77	0.00	2,078.77
TOTAL OTHER INCOME	190.19	0.00	190.19	2,078.77	0.00	2,078.77
TOTAL REVENUE	10,011.90	31,122.00	(21,110.10)	311,653.42	373,464.00	(61,810.58)
EXPENSES (RECOVERABLE)						
FIRE PREVENTION	96.10	100.00	(3.90)	751.60	1,500.00	(748.40)
HVAC - CONTRACT	115.00	0.00	115.00	1,265.00	0.00	1,265.00
JANITORIAL	0.00	800.00	(800.00)	6,777.00	9,600.00	(2,823.00)
LANDSCAPING CONTRACT	0.00	0.00	0.00	2,214.62	1,500.00	714.62
PREVENTIVE MAINT.	0.00	120.00	(120.00)	0.00	1,440.00	(1,440.00)
SECURITY	151.20	120.00	31.20	1,925.45	1,440.00	485.45
WASTE REMOVAL	120.00	120.00	0.00	1,595.00	1,440.00	155.00
SNOW REMOVAL	45.00	500.00	(455.00)	2,925.00	2,500.00	425.00
DOOR REPAIR/MAINT.	0.00	0.00	0.00	0.00	350.00	(350.00)
ELECTRICAL REPAIR	0.00	0.00	0.00	286.00	800.00	(514.00)
EXTERIOR CLEAN\MAINT	0.00	0.00	0.00	0.00	300.00	(300.00)
HVAC - REPAIR/MAINT	0.00	0.00	0.00	575.00	0.00	575.00
GLASS REPAIR	0.00	0.00	0.00	0.00	500.00	(500.00)
LANDSCAPING	0.00	0.00	0.00	0.00	1,000.00	(1,000.00)
LIGHTING SUPPLIES	0.00	0.00	0.00	1,039.49	610.00	429.49
LOCKS & KEYS	0.00	0.00	0.00	94.50	0.00	94.50
LOT MAINTENANCE	0.00	0.00	0.00	600.00	585.00	15.00
MECHANICAL & VENT.	0.00	0.00	0.00	0.00	2,400.00	(2,400.00)
PAINTING & DECOR.	0.00	0.00	0.00	0.00	200.00	(200.00)
PLUMBING REPAIR	0.00	0.00	0.00	287.84	880.00	(592.16)
ROOF REPAIRS	0.00	0.00	0.00	0.00	1,000.00	(1,000.00)
IRRIGATION	0.00	0.00	0.00	182.54	300.00	(117.46)
WINDOW CLEANING	0.00	0.00	0.00	0.00	350.00	(350.00)
ELECTRICITY UNITS	1,312.72	2,800.00	(1,487.28)	32,120.71	33,000.00	(879.29)
WATER & SEWER	144.76	750.00	(605.24)	7,532.73	9,000.00	(1,467.27)
NATURAL GAS	1,811.87	3,000.00	(1,188.13)	22,102.41	23,400.00	(1,297.59)
INSURANCE	0.00	0.00	0.00	1,327.00	1,551.00	(224.00)
MANAGEMENT FEE	420.37	1,240.00	(819.63)	13,313.04	14,880.00	(1,566.96)
ADMINISTRATION CHARG	49.22	40.00	9.22	676.85	480.00	196.85
SALARIES MAINTENANCE	192.50	200.00	(7.50)	1,785.00	2,400.00	(615.00)
PROPERTY TAX	2,505.00	2,571.00	(66.00)	29,494.00	30,852.00	(1,358.00)
TELEPHONE - FAX	38.54	0.00	38.54	173.31	0.00	173.31

Income Summary
For the 12 Months Ending December 31, 1999
X TOSHIBA BUILDING

Budget Comparison to Original Budget

	CURRENT MONTH			YEAR TO DATE		
	Actual	Budget	Variance $	Actual	Budget	Variance $
MAINTENANCE SUPPLIES	0.00	0.00	0.00	112.80	0.00	112.80
JANITORIAL SUPPLIES	0.00	25.00	(25.00)	191.51	300.00	(108.49)
TOTAL RECOVERABLE EXPENSES	7,002.28	12,386.00	(5,383.72)	129,348.40	144,558.00	(15,209.60)
EXPENSES (NONRECOVERABLE)						
BANK SERVICE CHARGE	0.00	15.00	(15.00)	0.00	180.00	(180.00)
CAPITAL IMPROVEMENT	0.00	0.00	0.00	9,416.00	0.00	9,416.00
MORTGAGE PAYMENT	11,086.00	11,086.00	0.00	133,032.00	133,032.00	0.00
PRIOR YEAR EXPENSE	0.00	0.00	0.00	(292.00)	0.00	(292.00)
TOTAL NONRECOVERABLE EXPENS	11,086.00	11,101.00	(15.00)	142,156.00	133,212.00	8,944.00
TOTAL EXPENSES	18,088.28	23,487.00	(5,398.72)	271,504.40	277,770.00	(6,265.60)
PROFIT (LOSS)	(8,076.38)	7,635.00	(15,711.38)	40,149.02	95,694.00	(55,544.98)